SECURITIES AND EXCHANGE COMMISSION


02045739

Washington, D.C. 20549


RECD S.E.C.
JUL 1 2 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July [2], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

P

CRGA

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 11 July 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or other jurisdiction of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City
Address of principal office

1200
Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto is a press release entitled, "PLDT Requests United States Court to Accelerate Review of Suit Against First Pacific".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY



MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 11 July 2002

Distribution Copies:
5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary



PLDT NEWS

PLDT REQUESTS UNITED STATES COURT TO ACCELERATE REVIEW OF SUIT AGAINST FIRST PACIFIC

Manila, July 11, 2002 – Philippine Long Distance Telephone Company ("PLDT") filed an application yesterday with the United States District Court to immediately order First Pacific to file its Memorandum of Agreement with the Gokongwei Group (the "MOA") with the U.S. Securities and Exchange Commission.

This move follows PLDT's filing of a suit in that Court on July 3, 2002 against First Pacific for failure to comply with certain requirements under U.S. securities law. This second filing seeks to accelerate the process of judicial review in order to ensure that all shareholders will not be "deprived of important information concerning the parties who seek to control PLDT, how that control will be exercised, other material terms of the MOA, and the arrangements the MOA apparently embodies," notes the application.

"We are requesting the Court to immediately require First Pacific to submit a copy of the MOA in compliance with the U.S. Securities Exchange Act of 1934,"said Butch Jimenez, VP for Media and Communications. "We are doing this to speed up the resolution of this issue, in the hope that we can resolve this matter as quickly as possible and protect the interests of all shareholders who are entitled to full disclosure of the MOA."

PLDT's application states that First Pacific failed to comply with U.S. federal securities law, because it filed an amended Schedule 13D that omitted to include a copy of the MOA, which seeks to transfer control of PLDT to the Gokongwei Group. Instead, First Pacific merely attached a press release that selectively disclosed some – but not all – of the terms of the MOA, thus violating the requirements, purpose and intent of Section 13(d) of the U.S. Securities Exchange Act of 1934,

PLDT's application further states that First Pacific's failure to submit a copy of the MOA has harmed, and until corrected will continue to cause irreparable injury to, PLDT and its shareholders. These shareholders are being forced to trade in PLDT stock without adequate information about who controls a huge block of PLDT's stock, or the terms and conditions under which that control will be exercised.

PLDT's application further explains that "Since the purpose of Section 13(d) is to give investors an opportunity to 'assess the potential for changes in corporate control and adequately evaluate the company's worth,' depriving them of the information necessary to do this constitutes irreparable harm."

(More)

PLDT's application also explains that continued withholding of the MOA will deprive PLDT's shareholders and potential investors in PLDT stock of important and legally required information as to the intentions of First Pacific and the Gokongwei Group, which may affect the judgment of those shareholders as to their investment in PLDT's stock.

"The investing public is entitled to a level playing field that does not give undue advantage to First Pacific or the Gokongwei Group at the expense of other shareholders," Jimenez stressed. "How does First Pacific expect the investing public to make proper decisions about their shareholdings without complete and honest disclosure?"

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PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups—fixed line, wireless and information and communications technology—PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE: PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

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For more information about PLDT, please refer to: http://www.pldt.com.ph or contact:

Butch Jimenez
VP – Media & Communications
PLDT
Tel. No. 816-8468

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: July 11, 2002